Exhibit 17.1

Herschel Segal

March 5, 2018

Private and Confidential
(By E-mail)

The Board of Directors of DavidsTea Inc.,

5430 Ferrier St.

Montreal, Quebec

H4P 1M2

Re: Letter of Resignation

Fellow Board Members,

I wish to advise you of my decision to resign as a member of the Board of Directors of DavidsTea effectively immediately and to share with you some of my thoughts leading to this decision.

I am deeply disappointed by the current divisions within the Board. At this critical juncture, I would have hoped that the Board would share a common vision as to the future direction and prospects of DavidsTea.

As a founder of DavidsTea, I still very much believe in the company and its future. Undoubtedly, there are problems with the performance of the company, which are reflected in its current share value. However, as a Board member, I was fully committed to addressing and overcoming these problems and expected all of my fellow Board members to share my commitment.

As Board members we can disagree over many things but no Board member can deny the fact that the performance and results of DavidsTea have been disappointing. Certainly our shareholders are disappointed. The basic formula for improving the company’s performance and results is simple: have good products and happy and satisfied customers who enjoy the experience of shopping our Brand and want to return. We all hoped that the current CEO, who joined DavidsTea just over one year ago, would be able to implement the measures necessary to turn around the performance and results of the company. However, judging by the December results and the preliminary results since then, this is clearly not the case. I know that addressing the persistent problems of the company requires an honest assessment of the situation and the willingness to make some difficult decisions, without delay and I was prepared to act on that, immediately, in a decisive manner.

I still believe that DavidsTea can be fixed and improved in a way that will bring success and satisfaction to all stakeholders. Unfortunately, recent events have suggested to me that a majority of Board Members do not share my vision.

Further, I was very disturbed by the reaction to the letter recently sent to the Board by the largest shareholder of the company. I consider the message that this letter conveyed to be one of leadership and of belief in DavidsTea and its prospects. Instead, the reaction of many members of the Board to that letter seems to have gone far beyond what, in my view, is required in the present circumstances.

In light of the above and other factors, I believe that the best course of action is for me to remove myself from the Board.

Sincerely,

/s/ Herschel Segal
Herschel Segal